January 24, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Angelini
Mr. Perry Hindin
Ms. Effie Simpson
Mr. Martin James

Re:	Credo Technology Group Holding Ltd
Registration Statement on Form S-1
Registration No. 333-261982
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-261982) (the “Registration Statement”) of Credo Technology Group Holding Ltd (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 P.M. Eastern Time on January 26, 2022, or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.
[Signature page follows]

Very truly yours,

Credo Technology Group Holding Ltd

By:
/s/ William Brennan
	Name:	William Brennan
	Title:	President and Chief Executive Officer
[Signature Page to Acceleration Request]